3/8/14

14046468

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 37456 |

Mail Processing Section
RECEIVED
FEB 26 2014
Wash., D.C.
191

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advance Capital Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Towne Square, Suite 444
(No. and Street)

| Southfield | Michigan | 48076 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie A. Katynski — (248) 350-8543
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carnaghi & Schwark, PLLC
(Name – *if individual, state last, first, middle name*)

| 30435 Groesbeck Highway | Roseville | Michigan | 48066 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/14/14

## OATH OR AFFIRMATION

I, Joseph R. Theisen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advance Capital Group, Inc. and Subsidiaries, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

---

---

---

TERESA A. FARLEY
Notary Public, State of Michigan
County of Macomb
My Commission Expires 11-07-2017
Acting in the County of Oakland

Teresa A. Farley
Notary Public

Joseph R Theisen
Signature

President - Advance Capital Group
President - Advance Capital Services
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors report on Internal Acct. Control.
- ☒ (p) Statement of Cash Flows -Broker Dealer.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Advance Capital Group, Inc. and Subsidiaries

## Consolidated Financial Statements
## And Supplementary Information

## December 31, 2013

**Advance Capital Group, Inc. and Subsidiaries**
**Consolidated Financial Statements**
**and Supplementary Information**

**December 31, 2013**

Table of Contents

**CARNAGHI & SCHWARK, PLLC**
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

ANTHONY L. CARNAGHI, CPA
DOUGLAS W. SCHWARK, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Advance Capital Group, Inc.

**Report on the Financial Statements**
We have audited the accompanying consolidated statement of financial condition of Advance Capital Group, Inc. and Subsidiaries as of December 31, 2013, and the related consolidated statements of operations and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Advance Capital Group, Inc. and Subsidiaries as of December 31, 2013 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Carnaghi + Schwark, PLLC

February 19, 2014

# Advance Capital Group, Inc.
# and Subsidiaries
## Consolidated Statement of Financial Condition
## As of December 31, 2013

| | |
|---|---|
| ***Assets*** | |
| Cash and cash equivalents | $ 1,255,989 |
| Trade receivables | 2,217,414 |
| Employee receivables | 37,288 |
| Furniture, equipment and software, less accumulated depreciation and amortization of $830,997 | 224,111 |
| Deposits | 10,023 |
| ***Total assets*** | $ 3,744,825 |
| ***Liabilities*** | |
| Payable to brokers and dealers | $ 5 |
| Accounts payable | 22,614 |
| Accrued expenses | 2,087,508 |
| Notes payable to Advance Capital I, Inc. Funds | 573,847 |
| ***Total liabilities*** | 2,683,974 |
| ***Stockholders' equity*** | |
| Common stock | 3 |
| Additional paid in capital | 214,108 |
| Retained earnings | 846,740 |
| ***Total stockholders' equity*** | 1,060,851 |
| ***Total liabilities and stockholders' equity*** | $ 3,744,825 |



*See Notes to Consolidated Financial Statements*

# Advance Capital Group, Inc.
# and Subsidiaries
## Consolidated Statement of Operations
## and Retained Earnings
## for the Year Ended December 31, 2013

| | |
|---|---|
| ***Revenue*** | |
| Fee income | $ 12,558,644 |
| Commissions | 1,540,356 |
| Interest income | 70 |
| ***Total revenue*** | 14,099,070 |
| ***Expenses*** | |
| Office compensation | 3,062,072 |
| Compensation of representatives | 3,666,435 |
| Depreciation and amortization | 91,203 |
| Insurance - General | 73,282 |
| Insurance - Health | 470,965 |
| Insurance - Workers' compensation | 15,461 |
| Marketing | 587,238 |
| Office expense | 352,839 |
| Payroll taxes | 398,324 |
| Postage | 103,318 |
| Investment mgt. tools | 115,765 |
| Professional fees | 97,451 |
| Computer support | 187,358 |
| ESOP contributions | 1,064,251 |
| Regulatory fees | 86,360 |
| Rent | 600,872 |
| Repairs and maintenance | 8,631 |
| Taxes and licenses | 26,180 |
| Telephone | 167,761 |
| Service bureau | 237,029 |
| Interest expense | 64,329 |
| Miscellaneous | 65,421 |
| Loss from disposal of assets | 16,212 |
| ***Total expenses*** | 11,558,757 |
| ***Net income from operations*** | 2,540,313 |
| ***Retained Earnings - Beginning of year*** | 153,427 |
| ***Distributions*** | (1,847,000) |
| ***Retained earnings - End of year*** | $ 846,740 |

# Advance Capital Group, Inc.
# and Subsidiaries

## Consolidated Statement of Cash Flows
## for the Year Ended December 31, 2013

| | |
|---|---|
| ***Cash flows from operating activities*** | |
| Cash received from brokers and dealers, investment companies and customers | $ 13,717,510 |
| Cash paid to vendors and employees | (11,321,986) |
| Interest received | 70 |
| Interest expense | (64,329) |
| ***Net cash provided by operating activities*** | 2,331,265 |
| ***Cash flows from investing activities*** | |
| Expenditures for furniture and equipment | (43,569) |
| Deposit returned | 5,575 |
| Advances to employees | (31,583) |
| ***Net cash used in investing activities*** | (69,577) |
| ***Cash flows from financing activities*** | |
| Distributions to stockholders | (1,385,000) |
| Repayments of notes payable to Advance Capital I, Inc. Funds | (692,881) |
| ***Net cash used in financing activities*** | (2,077,881) |
| ***Net increase in cash and cash equivalents*** | 183,807 |
| ***Cash and cash equivalents - Beginning of year*** | 1,072,182 |
| ***Cash and cash equivalents - End of year*** | $ 1,255,989 |



*See Notes to Consolidated Financial Statements*

# Advance Capital Group, Inc.
# and Subsidiaries

## Consolidated Statement of Cash Flows *(Continued)*
## for the Year Ended December 31, 2013

| | |
|---|---|
| ***Reconciliation of net income to net cash provided by operating activities*** | |
| Net income | $ 2,540,313 |
| ***Adjustments to reconcile net income to net cash provided by operating activities*** | |
| Depreciation and amortization | 91,203 |
| Loss from disposal of assets | 16,212 |
| Changes in: | |
| Accounts receivable | (381,490) |
| Prepaid expenses | 17,833 |
| Accounts payable and accrued taxes and expenses | 47,194 |
| ***Total adjustments*** | (209,048) |
| ***Net cash provided by operating activities*** | $ 2,331,265 |



*See Notes to Consolidated Financial Statements*

## 1. Significant Accounting Policies

The consolidated financial statements include the accounts of Advance Capital Group, Inc., (the Company), a transfer agent and its wholly owned subsidiaries, Advance Capital Management, Inc. (MANAGEMENT), a registered investment adviser, and Advance Capital Services, Inc. (SERVICES), a broker/dealer. All material intercompany balances and transactions are eliminated in consolidation. These entities provide investment management and administrative services for individual investment accounts and an affiliated regulated investment company (which accounts for approximately 30% of the total revenue). The Company primarily transacts business in the midwestern United States.

***Revenue Recognition***
Advisory fee revenue is accrued based on contractual percentages of market values of the investment portfolios for which advisory services are rendered.

***Cash Equivalents***
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents primarily consist of money market funds.

***Property and Depreciation***
Furniture and equipment are being depreciated using the straight-line method over estimated useful lives of five to ten years. Software is being amortized using the straight-line method over estimated useful lives of three years.

***Use of Estimates***
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Such estimates relate to useful lives of property and equipment, fair value of financial instruments and allowance for doubtful accounts among others. Actual results could differ from the estimated amounts.

***Subsequent Events***
The Company has evaluated events and transactions for potential recognition or disclosure through February 19, 2014, which is the same date the financial statements were available to be issued.

## 2. Financial Instruments

The Company's accounts receivable, accounts payable and notes payable are financial instruments which have fair values at December 31, 2013 that approximate their stated carrying amounts at that date.

The Company and its subsidiaries have a concentrated credit risk for cash and cash equivalents because they maintain deposits in banks and brokerage firms that at times exceeded amounts insured by the FDIC and SIPC. The maximum loss that would have resulted from that risk totaled approximately $169,000 at December 31, 2013 for the excess of the deposit liabilities reported by the banks and brokerage firms over the amounts that would have been covered by the FDIC and SIPC.

Credit risk for trade accounts is concentrated as well because a significant portion of the Company's customers comprising receivables at December 31, 2013 are broker/dealers and affiliated investment companies located in the United States.

### 3. Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, "Fair Value Measurements and Disclosures", sets forth a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. Level 3 inputs will be used only when Level 1 or Level 2 inputs are not available.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The following table presents fair value measurement information for certain financial instruments.

| | Quoted Prices In Active Markets for Identical Assets (Level 1) | Other Significant Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|
| Money market funds | $ 0 | $726,970 | $ 0 |

***Level 2 - Fair Value Measurements***

The fair value of the money market funds are obtained from readily available pricing sources for comparable instruments.

The Company's investments are reported at fair value in the accompanying consolidated statement of financial condition under the caption cash and cash equivalents.

## 4. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries.

| | Advance Capital Management, Inc. | Advance Capital Services, Inc. | Total |
|---|---|---|---|
| Total assets | $3,197,206 | $ 547,619 | $ 3,744,825 |
| Stockholders' equity | 611,802 | 449,049 | 1,060,851 |

For purposes of computing the net capital under rule 15c3-1 of the Securities and Exchange Commission, only the allowable stockholder's equity of the broker-dealer subsidiary, SERVICES, is utilized in the calculation.

## 5. Furniture, Equipment and Software

Furniture, equipment and software are recorded at cost and consist of:

| | |
|---|---|
| Furniture and equipment | $ 960,996 |
| Software | 94,112 |
| | $1,055,108 |

## 6. Common Stock

The authorized, issued and outstanding shares of common stock at December 31, 2013 were as follows:

Common stock, $.00001 par value; authorized 1,000,000,000 shares; issued and outstanding 300,000 shares.

## 7. Lease Commitments

The Company leases its principal office space under an operating lease expiring September 2018. The Company also leases additional office space in Michigan, Ohio and Illinois expiring through February 2020.

The aggregate minimum annual rental commitments at December 31, 2013 under noncancelable operating lease agreements are as follows:

| Year Ending December 31 | |
|---|---|
| 2014 | $ 410,928 |
| 2015 | 344,465 |
| 2016 | 316,837 |
| 2017 | 308,577 |
| 2018 | 261,434 |
| Thereafter | 93,485 |
| Total | $1,735,726 |

### 8. Income Taxes

The stockholders elected, under the applicable provisions of the Internal Revenue Code, to be taxed as an S-corporation effective April 1, 2000. Under such provisions, the Company does not generally incur a Federal income tax liability; instead, net income or loss is includable in computing the taxable income of the individual stockholders.

In some cases, S corporations incur Federal income taxes on the sale of assets, and additionally, could be liable for Federal income taxes should the election to be taxed as an S corporation be voluntarily or involuntarily terminated.

The Companies are subject to applicable state and local income taxes regardless of S-corporation status. The Company and its subsidiaries are registered in nineteen states and has filing requirements in five of these states. Management believes that it does not have nexus in any of the other jurisdictions in which it periodically operates and, accordingly, is not registered and does not file tax returns in those jurisdictions. In the normal course of business the Company is subject to examinations by taxing authorities. With few exceptions, the Company is no longer subject to U.S. Federal income tax examinations for years before 2009 or state income tax examinations for years before 2008.

### 9. Net Capital Requirements

SERVICES is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, SERVICES had net capital of $ 409,406 which was $402,835 in excess of its required net capital (based on aggregate indebtedness) of $6,571. SERVICES' net capital ratio was .24 to 1.

## 10. Transactions With Affiliate

The Company and its subsidiaries have agreements with Advance Capital I, Inc. (a regulated investment company with which certain officers and stockholders of the Company are affiliated) to serve as its investment adviser, distributor, transfer agent and dividend disbursing agent. Under terms of the agreement with Advance Capital I, Inc., a fee is paid monthly to MANAGEMENT, based on .70% of the average daily net assets up to $500 million and .65% of the average daily net assets above $500 million of the Advance Capital I, Inc. Equity Growth and Balanced Funds and .50% of the average daily net assets up to $500 million and .45% of the average daily net assets above $500 million of the Retirement Income Fund and .80% of the average daily net assets of the Core Equity Fund, on an annual basis. The Company is reimbursed by Advance Capital I, Inc. for the costs of providing the administrative, transfer agent and dividend disbursing agent services. Advance Capital I, Inc. also pays SERVICES, the distributor, for the distribution of fund shares, at a rate not to exceed .25% of the average daily net assets of the Equity Growth, Balanced, Retirement Income and Core Equity Funds.

MANAGEMENT operations reflect $3,039,794 of gross revenue charged Advance Capital I, Inc. for investment advisory fees for the year ended December 31, 2013.

SERVICES operations reflect $1,238,490 of gross revenue in connection with amounts paid by Advance Capital I, Inc. for the distribution of its shares for the year ended December 31, 2013.

## 11. Stock Repurchase Agreement

The Company's stockholders are party to an agreement dated November 13, 2007 (fourth restated) which stipulates the terms under which the Company's stock can be sold. Among other things, the agreement gives the remaining stockholders the first option to acquire the shares of any stockholder wishing to sell his common stock. If the remaining stockholders do not elect to purchase the stock, the agreement specifies the order of others that will receive an "option" to purchase such stock. The determination of purchase price is also established under the agreement and is materially in excess of the Company's book value.

## 12. Employee Stock Ownership Plan

The Company established an Employee Stock Ownership Plan (ESOP) during its then year ended September 30, 2006 as a long-term benefit for employees who have met certain eligibility requirements. The amount of the Company's annual contribution to the ESOP is at the discretion of the board of directors. Contributions are paid in cash and in amounts sufficient to satisfy the liability at the date of the contribution. Shares of common stock acquired by the plan are allocated to individual participant balances based on each employee's annual "covered" compensation as a percentage of total "covered" compensation. The Company accounts for the ESOP in accordance with FASB ASC 718. The board elected to make a contribution to the ESOP totaling $1,064,251 for the year ended December 31, 2013.

## 13. MANAGEMENT Liability to Advance Capital I, Inc. Funds

The Advance Capital I, Inc. mutual funds (the Funds) are advised by the Company's subsidiary investment adviser MANAGEMENT. If errors are made in the calculation of Net Asset Value of the Funds, it is the responsibility of MANAGEMENT to make the Funds whole under specific approaches outlined by the Securities and Exchange Commission. Under the guidance of MANAGEMENT, the Funds loaned securities under an agreement (through February 2009) with Credit Suisse First Boston (CSFB). For the loaned securities, the Funds receive cash collateral which is then invested in short term, high quality securities ("collateral securities"). The Funds receive the majority portion of the income from these collateral securities.

It is the responsibility of MANAGEMENT to accurately determine the fair market value of the collateral securities. MANAGEMENT reexamined its valuation of each collateral security, for each day, for all of 2007 and 2008 to determine whether a different price should have been used for each. This analysis determined that the errors made within the funds produced a liability of MANAGEMENT to the Funds of approximately $4,260,000.

During 2010, and in relation to the above matters, MANAGEMENT reached a settlement with the former auditors of the Funds totaling $1,050,000. After subtracting expenses incurred to secure these proceeds the net settlement totaled $685,662. The entirety of the net proceeds was used to pay down the promissory notes to the Funds in December 2010.

## 14. Notes Payable to Advance Capital I, Inc. Funds

In January 2009, the Company's subsidiary investment adviser, Advance Capital Management, Inc. (MANAGEMENT) completed its analysis of an error it had made in the valuation of securities in a lending portfolio of its client, Advance Capital I, Inc. (the Funds). That analysis resulted in a liability of MANAGEMENT to the Funds in the amount of $4,214,937 (See Note 13). MANAGEMENT recorded this expense and the corresponding payable in 2008. Subsequent to recording the liability the Securities and Exchange Commission indicated that it would not oppose the payable being converted to a promissory note.

During 2009 MANAGEMENT effected promissory notes to the Advance Capital I, Inc. Equity Growth, Balanced and Retirement Income Funds that are payable in Eighty-Three (83) equal monthly installments totaling $63,101 beginning February 2009 through December 2015. The notes bear interest at prime plus 3.5% (6.75% at December 31, 2013), allow for prepayment without penalty, and are unsecured.

As discussed in Note 13 MANAGEMENT made a prepayment on the notes in December 2010 of $685,662. It is the intention of Company management to continue to pay the originally determined monthly installment ($63,101) which will have the effect of retiring the notes approximately 14 months sooner (October 2014).

MANAGEMENT is also required to report on a quarterly basis to the Fund's Board of Directors regarding the Company's financial condition and results of operations

The balances due on the notes to each of the Advance Capital I, Inc. Funds at December 31, 2013 are as follows:

| | Note Balance | Monthly Installment |
|---|---|---|
| Equity Growth Fund | $ 275,082 | $ 30,248 |
| Balanced Fund | 289,209 | 31,802 |
| Retirement Income Fund | 9,556 | 1,051 |
| | $ 573,847 | $ 63,101 |

Future maturities on the promissory notes payable are as follows:

| Year ending December 31 | |
|---|---|
| 2014 | $ 573,847 |

# SUPPLEMENTARY INFORMATION

**CARNAGHI & SCHWARK, PLLC**
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

ANTHONY CARNAGHI, CPA
DOUGLAS SCHWARK, CPA
LOUIS CARNAGHI, CPA

PHONE(586) 779-8010
FAX (586) 771-8970

## Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 Under the Securities Exchange Act of 1934

To the Board of Directors
Advance Capital Group, Inc.

We have audited the consolidated financial statements of Advance Capital Group, Inc., and Subsidiaries as of and for the year ended December 31, 2013, and have issued our report thereon dated February 19, 2014, which contained an unmodified opinion on those consolidated financial statements. Our audit was performed for the purpose of forming an opinion on the consolidated financial statements as a whole. The supplementary information, identified in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. The information contained in Schedules I & II is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Carnaghi + Schwark, PLLC

February 19, 2014

# Advance Capital Group, Inc.
# and Subsidiaries
## Consolidating Statement of Financial Condition
## As of December 31, 2013

| | Advance Capital Management, Inc. | Advance Capital Services, Inc. | Advance Capital Group, Inc. | Eliminations | Consolidated |
|---|---|---|---|---|---|
| ***Assets*** | | | | | |
| Cash and cash equivalents | $ 748,347 | $ 507,642 | $ | $ | $ 1,255,989 |
| Trade receivables | 2,217,080 | 334 | | | 2,217,414 |
| Employee receivables | 37,288 | 0 | | | 37,288 |
| Fixed assets, net | 194,491 | 29,620 | | | 224,111 |
| Deposits | 0 | 10,023 | | | 10,023 |
| Investment in subsidiaries | 0 | 0 | 1,060,851 | 1,060,851 | 0 |
| ***Total assets*** | $ 3,197,206 | $ 547,619 | $ 1,060,851 | $ 1,060,851 | $ 3,744,825 |
| ***Liabilities*** | | | | | |
| Payable to brokers and dealers | 0 | 5 | | | 5 |
| Accounts payable | 0 | 22,614 | | | 22,614 |
| Accrued expenses | 2,011,557 | 75,951 | | | 2,087,508 |
| Notes payable to ACI | 573,847 | 0 | | | 573,847 |
| ***Total liabilities*** | 2,585,404 | 98,570 | 0 | 0 | 2,683,974 |
| ***Stockholders' equity*** | | | | | |
| Common stock | 1,854 | 6,062 | 3 | 7,916 | 3 |
| Additional paid in capital | 183,589 | 600,149 | 214,108 | 783,738 | 214,108 |
| Retained earnings (Accumulated deficit) | 426,359 | (157,162) | 846,740 | 269,197 | 846,740 |
| ***Total stockholders' equity*** | 611,802 | 449,049 | 1,060,851 | 1,060,851 | 1,060,851 |
| ***Total liabilities and stockholders' equity*** | $ 3,197,206 | $ 547,619 | $ 1,060,851 | $ 1,060,851 | $ 3,744,825 |

# Advance Capital Group, Inc.
# And Subsidiaries

## Consolidating Statement of Operations and Retained Earnings (Accumulated Deficit) for the Year Ended December 31, 2013

| | Advance Capital Management, Inc. | Advance Capital Services, Inc. | Advance Capital Group, Inc. | Eliminations | Consolidated |
|---|---|---|---|---|---|
| ***Revenue*** | | | | | |
| Fee income | $ 11,320,362 | $ 1,238,282 | $ | $ | $ 12,558,644 |
| Commissions | 0 | 1,540,356 | | | 1,540,356 |
| Interest income | 44 | 26 | | | 70 |
| *Total revenue* | 11,320,406 | 2,778,664 | | | 14,099,070 |
| ***Expenses*** | | | | | |
| Office compensation | 2,644,979 | 417,093 | | | 3,062,072 |
| Compensation of representatives | 2,316,472 | 1,349,963 | | | 3,666,435 |
| Depreciation and amortization | 75,379 | 15,824 | | | 91,203 |
| Insurance - General | 58,708 | 14,574 | | | 73,282 |
| Insurance - Health | 326,164 | 144,801 | | | 470,965 |
| Insurance - Workers' comp. | 12,412 | 3,049 | | | 15,461 |
| Marketing | 469,999 | 117,239 | | | 587,238 |
| Office expense | 281,665 | 71,174 | | | 352,839 |
| Payroll taxes | 289,540 | 108,784 | | | 398,324 |
| Postage | 80,099 | 23,219 | | | 103,318 |
| Investment mgt. tools | 92,653 | 23,112 | | | 115,765 |
| Professional fees | 78,660 | 18,791 | | | 97,451 |
| Computer support | 149,470 | 37,888 | | | 187,358 |
| ESOP contributions | 1,012,326 | 51,925 | | | 1,064,251 |
| Regulatory fees | 69,052 | 17,308 | | | 86,360 |
| Rent | 479,534 | 121,338 | | | 600,872 |
| Repairs and maintenance | 6,885 | 1,746 | | | 8,631 |
| Taxes and licenses | 19,191 | 6,989 | | | 26,180 |
| Telephone | 134,093 | 33,668 | | | 167,761 |
| Service bureau | 189,980 | 47,049 | | | 237,029 |
| Interest expense | 64,329 | 0 | | | 64,329 |
| Miscellaneous | 52,445 | 12,976 | | | 65,421 |
| Loss from disposal of assets | 0 | 16,212 | | | 16,212 |
| *Total expenses* | 8,904,035 | 2,654,722 | | | 11,558,757 |
| *Net income from operations* | 2,416,371 | 123,942 | | | 2,540,313 |
| *Net income from subsidiaries* | 0 | 0 | 2,540,313 | 2,540,313 | 0 |
| *Net income* | 2,416,371 | 123,942 | 2,540,313 | 2,540,313 | 2,540,313 |
| *Retained earnings (Accumulated deficit) - Beginning of year* | (143,012) | (281,104) | 153,427 | (424,116) | 153,427 |
| *Distributions* | (1,847,000) | 0 | (1,847,000) | (1,847,000) | (1,847,000) |
| *Retained earnings (Accumulated deficit) - End of year* | $ 426,359 | $ (157,162) | $ 846,740 | $ 269,197 | $ 846,740 |

# Advance Capital Services, Inc.
**(A wholly owned subsidiary of Advance Capital Group, Inc.)**

**Statement of Stockholders' Equity**
**for the Year Ended December 31, 2013**

| | Common Stock | Additional Paid in Capital | Accumulated Deficit |
|---|---|---|---|
| *Balances at January 1, 2013* | $ 6,062 | $ 600,149 | $ (281,104) |
| Net Income | | | 123,942 |
| Distributions | | | 0 |
| *Balances at December 31, 2013* | $ 6,062 | $ 600,149 | $(157,162) |

# Advance Capital Services, Inc.
**(A wholly owned subsidiary of Advance Capital Group, Inc.)**

**Statement of Cash Flows**
**for the Year Ended December 31, 2013**

| | |
|---|---|
| ***Cash flows from operating activities*** | |
| Cash received from brokers and dealers, investment companies and customers | $ 2,781,110 |
| Cash paid to vendors and employees | (2,574,301) |
| Interest received | 26 |
| ***Net cash provided by operating activities*** | 206,835 |
| ***Cash flows from investing activities*** | |
| Expenditures for furniture and equipment | (11,230) |
| Deposit returned | 5,575 |
| ***Net cash used in investing activities*** | (5,655) |
| ***Net increase in cash and cash equivalents*** | 201,180 |
| ***Cash and cash equivalents - Beginning of year*** | 306,462 |
| ***Cash and cash equivalents - End of year*** | $ 507,642 |

# Advance Capital Services, Inc.

**(A wholly owned subsidiary of Advance Capital Group, Inc.)**

**Statement of Cash Flows *(Continued)***
**for the Year Ended December 31, 2013**

| | |
|---|---|
| ***Reconciliation of net income to net cash provided by operating activities*** | |
| Net Income | $ 123,942 |
| ***Adjustments to reconcile net income to net cash provided by operating activities*** | |
| Depreciation and amortization | 15,824 |
| Loss from disposal of assets | 16,212 |
| Changes in: | |
| Accounts receivable | 2,472 |
| Prepaid expenses | 17,833 |
| Accounts payable and accrued taxes and expenses | 30,552 |
| ***Total adjustments*** | 82,893 |
| ***Net cash provided by operating activities*** | $ 206,835 |

## Advance Capital Services, Inc.
**(A wholly owned subsidiary of Advance Capital Group, Inc.)**

### Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2013

| | |
|---|---|
| ***Net Capital*** | |
| Total stockholder's equity | $ 449,049 |
| Deduct stockholder's equity not allowable for net capital | 0 |
| Total stockholder's equity qualified for net capital | 449,049 |
| Deductions and/or charges | |
| Non-allowable assets | |
| Furniture, equipment and software, net | 29,620 |
| Deposits | 10,023 |
| Total deductions and/or charges | 39,643 |
| Net capital | $ 409,406 |
| ***Aggregate Indebtedness*** | |
| Items included in consolidated statement of financial condition | |
| Payable to brokers and dealers | $ 5 |
| Accounts payable | 22,614 |
| Accrued taxes and expenses | 75,951 |
| Total aggregate indebtedness | $ 98,570 |
| ***Computation of Net Capital Requirement*** | |
| Minimum net capital required | $ 6,571 |
| Excess net capital at 1,500 percent | $ 402,835 |
| Excess net capital at 1,000 percent | $ 399,549 |
| Ratio: Aggregate indebtedness to net capital | .24 to 1 |

***Reconciliation with Company's Computation***

There is no material difference between the computation of net capital as reported in Advance Capital Services, Inc.'s Part II amended (Unaudited) FOCUS report dated December 31, 2013 and the above calculation.

# Advance Capital Services, Inc.

**(A wholly owned subsidiary of Advance Capital Group, Inc.)**

**Computation for Determination of Reserve Requirements
for Broker-Dealer Under Rule 15c3-3 of the
Securities and Exchange Commission
as of December 31, 2013**

Advance Capital Services, Inc. is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(i), as a broker-dealer, "doing limited business (mutual funds and/or variable annuities only)."

ADVANCE CAPITAL SERVICES, INC.

SUPPLEMENTAL REPORT OF THE STATUS OF

MEMBERSHIP IN THE SIPC

PURSUANT TO RULE 17a-5 (e) (4) OF THE

SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

**CARNAGHI & SCHWARK, PLLC**
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

ANTHONY CARNAGHI, CPA
DOUGLAS SCHWARK, CPA
LOUIS CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970

# INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Advance Capital Services, Inc.
Southfield, MI

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Advance Capital Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Advance Capital Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Advance Capital Services Inc.'s management is responsible for Advance Capital Services Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported in the Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carnaghi + Schwark, PLLC

February 19, 2014

**ADVANCE CAPITAL SERVICES, INC.**
**SUPPLEMENTAL REPORT OF THE STATUS OF MEMBERSHIP IN THE SIPC**
**December 31, 2013**

To the Securities and Exchange Commission:

This supplemental report of the status of membership in the SIPC is furnished in conjunction with our report as of December 31, 2013, and covers the SIPC general assessment reconciliation for the year ended December 31, 2013, pursuant to Rule 17a-5(e)(4).

The following checks were made payable to the Securities Investor Protection Corporation and was mailed to SIPC on the date indicated.

| Date | Description | General Assessment Amount |
|---|---|---|
| 1/1/13 | Amount of overpayment carry forward from 2011 SIPC assessment | $ (84) |
| 2/14/14 | Total general assessment per the SIPC-7 for the year ended 2013 | 57 |
| | Balance due (overpaid) | $ (27) |

Sincerely,

Advance Capital Services, Inc.

Julie Katynski
Signature

Vice President & Treasurer
Title

ADVANCE CAPITAL SERVICES, INC.

SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

**CARNAGHI & SCHWARK, PLLC**
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

ANTHONY CARNAGHI CPA
DOUGLAS SCHWARK, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970

To the Board of Directors
Advance Capital Services, Inc.
Southfield, Michigan

In planning and performing our audit of the consolidated financial statements of Advance Capital Group, Inc. and Subsidiaries (Advance Capital Services, Inc. and Advance Capital Management, Inc.) (the Company) as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by Advance Capital Services, Inc. (Services) including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Services does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Services in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and, with respect to Services, of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies, with respect to Services, in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Service's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carnaghi + Schwark, PLLC

February 19, 2014